Filed Pursuant to Rule 424(b)(3)
File Nos. 333-239925 and 811-23590

CPG COOPER SQUARE INTERNATIONAL EQUITY, LLC

(the “Fund”)

Supplement to the Fund’s Prospectus and Statement of Additional Information dated January 29, 2024

On August 22, 2024, the Fund’s Board of Directors unanimously voted to approve a proposal to liquidate and dissolve the Fund. The liquidation and dissolution are expected to take effect on or about September 30, 2024 (the "Liquidation Date") after which the proceeds (less mandatory tax withholding, if any) will be provided to investors.

Shortly before the Liquidation Date, the Fund may convert its assets to cash and cash equivalent positions as a temporary defensive measure in an effort to preserve value. After the Fund’s assets are converted to cash, the Fund may not achieve its investment objective.

Effective immediately, the Fund is now closed to new investors and all sales efforts have ceased. The Fund will no longer conduct its quarterly tender offer that was scheduled to begin in September 2024.

Central Park Advisers, LLC is an indirect wholly owned subsidiary of Macquarie Group Limited (MGL). None of the entities noted in this document is an authorized deposit-taking institution for the purposes of the Banking Act 1959 (Commonwealth of Australia) and the obligations of these entities do not represent deposits or other liabilities of Macquarie Bank Limited ABN 46 008 583 542 (Macquarie Bank). Macquarie Bank does not guarantee or otherwise provide assurance in respect of the obligations of these entities. In addition, if this document relates to an investment (a) each investor is subject to investment risk including possible delays in repayment and loss of income and principal invested and (b) none of Macquarie Bank or any other Macquarie Group company guarantees any particular rate of return on or the performance of the investment, nor do they guarantee repayment of capital in respect of the investment.

Please keep this Supplement for future reference.

This Supplement is dated September 6, 2024.